3/12

U.S. SECU[...]MISSION

04004510

8-43610

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brok[...]rs
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ACCI SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

767 FIFTH AVENUE, 8TH FLOOR
(No. and Street)

(City)	(State)	(Zip Code)
NEW YORK	NEW YORK	10153

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2004
WASH, D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSE FRANCISCO SAA (212) 303 - 1555
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) Number and Street	City	State	Zip Code
757 THIRD AVENUE	NEW YORK	NEW YORK	10017

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SW

OATH OR AFFIRMATION

I, JOSE FRANCISCO SAA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ACCI SECURITIES, INC. as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

José Francisco Saá

Name JOSE FRANCISCO SAA
Title
PRESIDENT

Notary Public

SUNIL G. JOSHI
Notary Public, State of New York
No. 01JO6067343
Qualified in New York County
Commission Expires Dec. 10, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

ACCI SECURITIES, INC.

(A Wholly-Owned Subsidiary of Acciones y Valores de Mexico, S.A. de C.V.)

Statement of Financial Condition

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Acci Securities, Inc.:

We have audited the accompanying statement of financial condition of Acci Securities, Inc. (the "Company") as of December 31, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Acci Securities, Inc. at December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 2, 2004

ACCI SECURITIES, INC.

(A Wholly-Owned Subsidiary of Acciones y Valores de Mexico, S.A. de C.V.)

Statement of Financial Condition

	December 31, 2003	December 31, 2002
Assets		
Cash and cash equivalents	$ 211,312	$ 197,943
Furniture and equipment, net of accumulated depreciation of $144,544 and $143,840, respectively	-	704
Income tax receivable	4,128	4,909
Other assets	7,456	7,007
Total assets	$ 222,896	$ 210,563
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$ 23,885	$ 36,510
	23,885	36,510
Shareholder's equity		
Common stock ($0.01 par value, 1,000 shares authorized, 300 shares issued and outstanding)	3	3
Additional paid-in capital	1,209,997	964,997
Accumulated deficit	(1,010,989)	(790,947)
	199,011	174,053
Total liabilities and shareholder's equity	$ 222,896	$ 210,563

See accompanying notes to statement of financial condition.

(1) Organization

Acci Securities, Inc. (the Company) is a wholly-owned subsidiary of Acciones y Valores de Mexico, S.A. de C.V. (the Parent). The Parent is a subsidiary of Grupo Financiero Banamex, S.A. de C.V., a financial holding company that also owns Banco Nacional de Mexico, S.A. (Banamex). Grupo Financiero Banamex, S.A. de C.V. is a wholly-owned subsidiary of Citigroup.

The Company was incorporated under the laws of the State of Delaware on June 20, 1990. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (the NASD). Prior to October 30, 2002, the primary function of the Company was to serve the Mexican investment needs of U.S. institutional investors. The Company dealt primarily in securities of Mexican issuers, including the Mexican federal government and in American Depository Receipts (ADRs) of Latin American companies. On October 30, 2002, the Company's customer base was transferred to an affiliate. Subsequent to this date the Company has not entered into any transactions on behalf of customers.

During 2003 and 2002, the Parent made capital contributions of $245,000 and $215,000, respectively, to the Company. These contributions were made for the purpose of increasing working capital in order to maintain ongoing, uninterrupted operations, as well as increasing regulatory capital reserves. The Parent has committed to provide the Company with additional capital contributions, as necessary, so that the Company can continue to meet its minimum regulatory capital requirements in accordance with SEC Rule 15c3-1.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents also include investments in U.S. dollar denominated short-term money market mutual funds. At December 31, 2003 and 2002, such mutual fund investments totaled $154,992 and $54,636, respectively. Such investments are stated at cost, which approximates market value.

Furniture and Equipment

Furniture, fixtures and equipment are carried at cost, less accumulated depreciation. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely that not that they will not be realized.

(3) Net Capital Requirements

The Company is subject to the net capital provisions of SEC Rule 15c3-1 (the Rule). During the year ended December 31, 2002, the Company elected to adopt the basic method of computing net capital under the Rule which requires the Company to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2003, the Company's net capital of $184,327 exceeded the required net capital minimum of $100,000 by $84,327. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

The company is exempt under SEC Rule 15c3-3(k)(2)(i) from making the Computation for Determination of Reserve Requirements under SEC Rule 15c3-3.

(4) Related Party Transactions

The Company has various non-sales related transactions and relationships with Banamex and its Parent, for which it neither receives nor pays remittance.

The Company leased office space in New York from an affiliate under a noncancelable operating lease which expired in May 2002. Thereafter, office space is leased on a month to month basis. Such terms may differ from those that would result from a similar transaction among wholly unrelated parties.

(5) Income Taxes

At December 31, 2003, the Company had a net operating loss carryforward of $986,601 for federal income tax purposes. This carryforward will begin to expire in 2020. As a result, the Company has a net deferred tax asset of $415,619 and has provided a full valuation allowance, as management believes that based upon available evidence, it is more likely than not that the deferred tax asset will not be realized.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Acci Securities, Inc.:

In planning and performing our audit of the financial statements of Acci Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 2, 2004